Annual Report

Cover Page

Name of issuer:

Farm to Flame Energy Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/20/2018

Physical address of issuer:

30 S Linden Street
Duquesne PA 15110

Website of issuer:

http://www.ftfenergy.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$846,346.00	$286,304.00
Cash & Cash Equivalents:	$208,527.00	$20,500.00
Accounts Receivable:	$135,000.00	$0.00
Short-term Debt:	$744,048.00	$592,172.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$149,582.00	$48,969.00
Cost of Goods Sold:	$20,885.00	$19,338.00
Taxes Paid:	$0.00	$0.00
Net Income:	$254,385.00	($299,423.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Farm to Flame Energy Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late filing

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kwaku Jyamfi	CEO	Farm to Flame Energy	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kwaku Jyamfi	CEO	2018
Stefano Alva	CCO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kwaku Jyamfi	5587000.0 Common Stock	74.497

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We are bounded by the biomass availability in a specific region. If biomass waste becomes an expensive and/or scarce resource, it would limit our ability to grow in that specific region.

For context, a single landscaping company gathers ~60 tons of biomass per day, or >21,600 tons/year. Enough to power 4 300KW Generators

FTF focuses on building long-term relationships with biomass waste producers, such as landscaping companies, in order to mitigate our biomass supply chain risk.

Solar + Storage could compete against FTF Generators on a price basis if the costs of storage decreases from $135/KWh to ~$70/KWh.

Nonetheless, due to the shortage of raw materials, the price of batteries has increased in the past year from $135/kWh to $200/kWh.

Labor is the biggest cost driver of our operations (~30% of the production cost). If the cost of labor increases drastically, we are at risk of having our production costs increase drastically as well.

In order to mitigate this risk, we are focused on automating the operation of our system to decrease this cost, alongside developing remote monitoring and maintenance procedures that will reduce unscheduled downtime. We've partnered with ThermoAI, Ranial Systems, and Evident Process Heat and Power to work through these improvements.

The success of this company lies in our ability to deploy our electricity generation systems in buildings and commercial operations, being compliant with state and federal regulations, ASME Boiler Codes, NFPA Boiler and Fuel Safety Codes, building codes and fire department safety requirements. We do not control how these regulations will

evolve in the future, which can limit our ability to deploy projects in specific regions. Our engineers assess the codes needed at the start of each project to make sure we adhere to all of them. We have principal and licensed engineers to stamp engineering designs after being reviewed for all code compliance

Finding and training personnel to run the fuel processing operations and generator operations will require time and effort. This talent can be difficult to find, and may be unavailable in specific regions of the developing world. To address this, we compile detailed operation and safety manuals that help us train incoming engineers and technicians.

Success of this venture depends on our ability to raise further capital for growth. Macroeconomic trends outside of our control may impact the availability of investment capital and our ability to raise these funds. Therefore, we can't guarantee our ability to meet our projections.

Our equipment supply chain requires specific components to be delivered to Farm to Flame for us to assemble our generators and fuel processors. Although we have a broad network of equipment suppliers, there are factors related to shipping, transportation, logistics, and component availability that are outside of our control that could negatively impact our ability to deliver our service to a client. In order to mitigate this risk, we have backup suppliers for each of the components in our supply chain.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. However, over the past year, we have identified multitudes of industry veteran talent for the combined heat and power generation industry that will advance Farm to Flame Energy on sales and product deployment. Specialized talent streaming from the closing of coal plants is a powerful asset to Farm to Flame Energy.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10000000	7499625	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,937,750

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	New Sun Rising
Issue date	05/15/23
Amount	$27,082.00
Outstanding principal plus interest	$22,019.80 as of 04/08/24
Interest rate	6.0% per annum
Maturity date	07/01/24
Current with payments	Yes

Loan from NewSunRising

Convertible Note

Issue date	12/18/21
Amount	$200,000.00
Interest rate	1.9% per annum

Discount rate 20.0%

Valuation cap $8,000,000.00

Maturity date 06/20/23

Convertible Note

Issue date 08/10/22

Amount $100,000.00

Interest rate 5.0% per annum

Discount rate 20.0%

Valuation cap $6,000,000.00

Maturity date 02/19/24

$1M conversion trigger

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2021	Section 4(a)(2)		$100,000	General operations
7/2021	Section 4(a)(2)		$75,000	General operations
12/2021	Section 4(a)(2)	Convertible Note	$200,000	General operations
8/2022	Section 4(a)(2)	Convertible Note	$100,000	General operations
8/2022	Section 4(a)(2)		$50,000	General operations
11/2022	Section 4(a)(2)	SAFE	$150,000	General operations
2/2023	Section 4(a)(2)		$25,000	General operations
4/2023	Regulation Crowdfunding	Convertible Note	$357,322	General operations
9/2023	Section 4(a)(2)		$250,000	General operations
9/2023	Section 4(a)(2)	SAFE	$175,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview We provide electricity to commercial operations by installing biomass electricity generators at their site. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones Farm to Flame Energy Inc. was incorporated in the State of Delaware in June 2018. Patents mentioned in this Form C are under the name of James McKnight, of Summerhill Biomass. Farm to Flame Energy has been granted exclusive rights to the patent license agreement for use. Since then, we have: - Smokeless electricity generators provide electricity for commercial buildings using biomass waste
- Raised $1.9M, including grants from Environmental Protection Agency and NJ Commission of Science
- Founding team are MIT, Syracuse and Carnegie-Mellon alum
- Contract signed to deploy commercial unit to Think and Grow Farms Greenhouse in New Jersey
- Projected to deploy 5 FTF Generators in the next 18 months
- Seed-round lead by social impact fund, the Richard King Mellon Foundation
- Collaboration letter signed with Georgia-Pacific, who produces 10% of U.S. woody biomass electricity

Historical Results of Operations - *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $149,582 compared to the year ended December 31, 2022, when the Company had revenues of $48,969. Our gross margin was 86% in fiscal year 2023, compared to 61% in 2022, as we are holding equipment as assets before deploying PPAs that move these items to cost of goods sold. - *Assets*. As of December 31, 2023, the Company had total assets of $846,346, including $208,527 in cash. As of December 31, 2022, the Company had $286,304 in total assets, including $20,500 in cash- *Net*

$256,504 in total assets, including $20,500 in cash." *Net Income.* The Company has had net income of $254,385 and net losses of $299,423 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.- *Liabilities.* The Company's liabilities totaled $744,048 for the fiscal year ended December 31, 2023 and $592,172 for the fiscal year ended December 31, 2022.

Liquidity & Capital Resources To-date, the company has been financed with $223,500 in debt, $25,000 in equity, $657,322 in convertibles, and $325,000 in SAFEs. After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital. We plan to use the proceeds as set forth in this Form C under "Use of Funds". We have sources of capital from grants in the near future. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 16 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses Farm to Flame Energy Inc. cash in hand is $208,527, as of December 2023. Over the last three months, revenues have averaged $99,689.5/month, cost of goods sold has averaged $68,836.99/month, and operational expenses have averaged $18,174.66/month for an average net margin of $12,677.85. Our intent is to be profitable in 18 months. Since the date of financials, the investment we received at the end of 2023 has allowed us to have enough runway for several more months. We have spent the funds developing the pilot unit, testing and running the FTF S2 Generator, and creating a Standard Operating Procedure for the FTF S2 Generator. The first tranche of WeFunder funds will allow FTF to finalize the pilot unit. We expect to spend $480,000 in equipment, in addition to $25,000/month for the next 3-6 months. We expect to spend ~$130,000 in the next three months. We predict this project will generate ~3,000/month in recurring revenue, and will allow us to secure a 300KW project with a bigger client. This 300KW project will be deployed between Q4 of 2024 and Q1 of 2025, and generate a predicted +$30,000/month in recurring revenue. We are profitable as seen in our P&L. Gross profitability (Revenue - Cost of Goods Sold) has been reached. Operational Profitability (Revenue - cost of goods sold - SGA) will be reached when we deploy 1MW of total capacity, and generate ~$80,000 in monthly recurring revenue, which we aim to reach in Q4 of 2025. The 1MW of capacity will cost $3M. 75% of this cost will be covered by

equipment financing ($2.25M) and 25% by FTF ($750K). FTF will use a combination of Wefunder, previous investments, and non-dilutive funding in order to upfront the required capital. The investment we received at the end of 2023 has allowed us to have enough runway to cover our short-term burn throughout the campaign. Our goal is to continue raising funds through different channels (competitions, government grants, investors, crowdfunding, etc.). Projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kwaku Jyamfi, certify that:

(1) the financial statements of Farm to Flame Energy Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Farm to Flame Energy Inc. included in this Form reflects accurately the information reported on the tax return for Farm to Flame Energy Inc. filed for the most recently completed fiscal year.

Kwaku Jyamfi
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.ftfenergy.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Kwaku Jyamfi
Stefano Alva

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Cooley Go Convertible Note

SPV Subscription Agreement

Cooley Go Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Kwaku Jyamfi

Stefano Alva

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Farm to Flame Energy Inc.

By

Kwaku Jyamfi

Chief Executive Officer

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kwaku Jyamfi

Chief Executive Officer
4/2/2024

Stefano Alva

Chief Commercial Officer
4/2/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

